FORM 5

QUARTERLY LISTING STATEMENT

Name of Listed Issuer: IM Cannabis Corp (the "Issuer").

Trading Symbol: IMCC

This Quarterly Listing Statement must be posted on or before the day on which the Issuer's unaudited interim financial statements are to be filed under the Securities Act, or, if  no interim statements are required to be filed for the quarter, within 60 days of the end of the Issuer's first, second and third fiscal quarters.  This statement is not intended to replace the Issuer's obligation to separately report material information forthwith upon the information becoming known to management or to post the forms required by the Exchange Policies.  If material information became known and was reported during the preceding quarter to which this statement relates, management is encouraged to also make reference in this statement to the material information, the news release date and the posting date on the Exchange website.

General Instructions

(a) Prepare this Quarterly Listing Statement using the format set out below.  The sequence of questions must not be altered nor should questions be omitted or left unanswered.  The answers to the following items must be in narrative form.  When the answer to any item is negative or not applicable to the Issuer, state it in a sentence.  The title to each item must precede the answer.

(b) The term "Issuer" includes the Listed Issuer and any of its subsidiaries.

(c) Terms used and not defined in this form are defined or interpreted in Policy 1 - Interpretation and General Provisions.

There are three schedules which must be attached to this report as follows:

SCHEDULE A:  FINANCIAL STATEMENTS

Financial statements are required as follows:

For the first, second and third financial quarters interim financial statements prepared in accordance with the requirements under Ontario securities law must be attached.

If the Issuer is exempt from filing certain interim financial statements, give the date of the exempting order.

FORM 5 – QUARTERLY LISTING STATEMENT
January 2015

Refer to the Issuer's condensed interim consolidated financial statements for the period ended September 30, 2020 filed on SEDAR and posted on the Issuer's profile on the CSE website.

SCHEDULE B:  SUPPLEMENTARY INFORMATION

The supplementary information set out below must be provided when not included in Schedule A.

1. Related party transactions

Provide disclosure of all transactions with a Related Person, including those previously disclosed on Form 10. Include in the disclosure the following information about the transactions with Related Persons:

(a) A description of the relationship between the transacting parties.  Be as precise as possible in this description of the relationship.  Terms such as affiliate, associate or related company without further clarifying details are not sufficient.

(b) A description of the transaction(s), including those for which no amount has been recorded.

(c) The recorded amount of the transactions classified by financial statement category.

(d) The amounts due to or from Related Persons and the terms and conditions relating thereto.

(e) Contractual obligations with Related Persons, separate from other contractual obligations.

(f) Contingencies involving Related Persons, separate from other contingencies.

During the third quarter of 2020, I.M.C. Holdings Ltd. ("IMC Holdings") loaned €400,000 to Adjupharm GmbH ("Adjupharm"), to be repaid within 2 years according to the loan agreement dated April 26, 2019 signed between the two parties. Both IMC Holdings and Adjupharm are Related Persons of the Issuer, each by virtue of being a Related Entity.

2. Summary of securities issued and options granted during the period.

FORM 5 – QUARTERLY LISTING STATEMENT
January 2015

Provide the following information for the period beginning on the date of the last Listing Statement (Form 2A):

(a) summary of securities issued during the period,

Date of Issue	Type of Security (common shares, convertible debentures, etc.)	Type of Issue (private placement, public offering, exercise of warrants, etc.)	Number	Price	Total Proceeds	Type of Consideration (cash, property, etc.)	Describe relationship of Person with Issuer (indicate if Related Person)	Commission Paid
July 3, 2020	Common shares	Exercise of incentive stock options	10,000	$0.40	$4,000	Cash	N/A	Nil
July 24, 2020	Common shares	Exercise of incentive stock options	100,000	$0.40	$40,000	Cash	N/A	Nil
July 28, 2020	Common shares	Exercise of broker compensation options	259,630	$1.05	$272,611.50	Cash	N/A	Nil
July 28, 2020	Warrants	Issued as a result of broker compensation option exercises on July 28, 2020.	129,815	N/A	N/A	N/A	N/A	Nil
August 13, 2020	Common shares	Exercise of warrants	500	$ 1.30	$650	Cash	N/A	Nil

(b) summary of options granted during the period,

Date	Number	Name of Optionee if Related Person and relationship	Generic description of other Optionees	Exercise Price	Expiry Date	Market Price on date of Grant
July 17, 2020	105,000	N/A	Employees	$1.45	July 17, 2025	$1.45

FORM 5 – QUARTERLY LISTING STATEMENT
January 2015

3. Summary of securities as at the end of the reporting period.

Provide the following information in tabular format as at the end of the reporting period:

(a) description of authorized share capital including number of shares for each class, dividend rates on preferred shares and whether or not cumulative, redemption and conversion provisions,

The Issuer has authorized an unlimited number of common shares.

(b) number and recorded value for shares issued and outstanding,

158,650,878 common shares of the Issuer (valued at $190,381,054) were issued and outstanding as at the end of the reporting period.

(c) description of options, warrants and convertible securities outstanding, including number or amount, exercise or conversion price and expiry date, and any recorded value, and

Securities	Number Outstanding	Exercise Price	Expiry Date
Incentive Stock Options	50,000	$1.05	October 9, 2022
	2,885,000	$1.00	June 9, 2025
	55,000	$1.45	July 17, 2025
	4,102,750	$0.40	January 4, 2029
	300,000	$0.40	February 3, 2029
	250,000	$0.40	April 7, 2029
	10,000	$0.40	May 13, 2029
	360,000	$0.40	July 30, 2029
	300,000	$0.40	August 11, 2029
	4,120,000	$0.40	September 11, 2029
	350,000	$1.05	October 11, 2029
TOTAL	12,782,750

Warrants	9,859,573	$1.30	October 11, 2022

Broker Compensation Options	939,696	$1.05	August 30, 2022

(d) number of shares in each class of shares subject to escrow or pooling agreements or any other restriction on transfer.

FORM 5 – QUARTERLY LISTING STATEMENT
January 2015

Not applicable.

4. List the names of the directors and officers, with an indication of the position(s) held, as at the date this report is signed and filed.

Name	Title
Oren Shuster	Chief Executive Officer and Director
Marc Lustig	Director and Non-Executive Chairman
Steven Mintz	Director
Rafael Gabay	Director
Vivian Bercovici	Director
Shai Shemesh	Chief Financial Officer
Yael Harrosh	Corporate Secretary and General Counsel
Richard Balla	Chief Executive Officer, Adjupharm GmbH

FORM 5 – QUARTERLY LISTING STATEMENT
January 2015

SCHEDULE C: MANAGEMENT DISCUSSION AND ANALYSIS

Provide Interim MD&A if required by applicable securities legislation.

Refer to the Issuer's management discussion and analysis for the period ended September 30, 2020 filed on SEDAR and posted on the Issuer's profile on the CSE website.

Certificate Of Compliance

The undersigned hereby certifies that:

1. The undersigned is a director and/or senior officer of the Issuer and has been duly authorized by a resolution of the board of directors of the Issuer to sign this Quarterly Listing Statement.

2. As of the date hereof there is no material information concerning the Issuer which has not been publicly disclosed.

3. The undersigned hereby certifies to the Exchange that the Issuer is in compliance with the requirements of applicable securities legislation (as such term is defined in National Instrument 14-101) and all Exchange Requirements (as defined in CNSX Policy 1).

4. All of the information in this Form 5 Quarterly Listing Statement is true.

Dated: December 7, 2020.

Shai Shemesh
Name of Director or Senior Officer

"Shai Shemesh"
Signature

Chief Financial Officer
Official Capacity

Issuer Details Name of Issuer IM Cannabis Corp.	For Quarter End September 30, 2020	Date of Report 2020/12/07
Issuer Address 550 Burrard Street, Suite 2300, Bentall 5
City/Province/Postal Code Vancouver, BC V6C 2B5	Issuer Fax No. N/A	Issuer Telephone No. 0773-360-3504

FORM 5 – QUARTERLY LISTING STATEMENT
January 2015

Contact Name Yael Harrosh	Contact Position Business and Compliance Manager	Contact Telephone No. 0773-360-3504
Contact Email Address yael.h@imcannabis.com	Web Site Address http://www.imcannabis.com/

FORM 5 – QUARTERLY LISTING STATEMENT
January 2015